Exhibit 99.1

News Release

MediWound's NexoBrid® Highlighted in 43 Presentations
 at the 17th European Burns Association Congress

Burn Experts from across Europe will share their NexoBrid Experience in
2 Plenary Sessions; 23 Oral Presentations and 18 Poster Presentations

YAVNE, Israel - September 6, 2017 – MediWound Ltd. (Nasdaq: MDWD), a fully-integrated biopharmaceutical company specializing in innovative therapies to address unmet needs in severe burn and wound management, today announced that 43 scientific presentations highlighting the use of NexoBrid® in treating severe burns will be presented at the upcoming 17th European Burns Association (EBA) congress taking place on September 6-9, 2017 in Barcelona, Spain.

"At EBA, leading burn specialists will share data with their peers on the use of NexoBrid in routine and mass casualty events, in the treatment of large burns and delicate areas such as the face, on the cost benefit of NexoBrid in several European reimbursement systems and on the use of this proprietary enzymatic technology in new indications. Moreover, independent data will be presented for the first time, on the impact of NexoBrid treatment on patients' long-term function and cosmesis, which is the ultimate goal of burn care, after survival. Long term data is of great interest to patients, physicians and payers as it have implications on patients for the rest of their lives, on physicians' choice of treatment and on reimbursement decisions," stated Prof. Lior Rosenberg, M.D., Chief Medical Technology Officer of MediWound, former Chief of Plastic Surgery at Soroka University Medical Center (Beer Sheva, Israel) and former Chairman of the Disaster Committee of the International Society for Burn Injuries.

"We are very pleased by the magnitude and diversity of data that will be presented at this premier burn congress in Europe, which underscores the revolution European burn care is undergoing towards adopting NexoBrid as standard of care," said Gal Cohen, President and Chief Executive Officer of MediWound.  "The congress draws global interest from leaders in every aspect of the burn care field and we are delighted to see such a high level of interest in and continued clinical evidence based support of NexoBrid, at this important forum."

Detailed information about each presentation, poster and session may be accessed online at: https://www.eba2017.org/en/Programme_20_903.html.  The following topics will be presented in plenary sessions or podium presentations during the Congress:

Plenary Sessions:
Plenary Session	Plenary Session – 1.5
Title	Enzymatic debridement: A new paradigm in the early excision of burns
Date/Time	Wed. Sept 6/ 14:40-15:00
Location	Auditorium

Plenary Session	Plenary Session 8.1
Title	Enzymatic debridement in major burns
Date/Time	Sat. Sept 9/ 9:30-9:50
Location	Auditorium

Oral Presentations:
Oral Presentation	Surgery Acute 1 – 01.01
Title	Burn and NexoBrid – Our Italian Experience
Date/Time	Wed. Sept 6/ 11:00-11:15
Location	Auditorium

Oral Presentation	Surgery Acute 1 - 01.06
Title	Bromelain and great burns: Help or Damage?
Date/Time	Wed. Sept 6/ 12:15-12:30
Location	Auditorium

Oral Presentation	Outcomes 1 - 03.03
Title	Effectiveness and costs of enzymatic debridement in burn wounds
Date/Time	Wed. Sept 6/ 11:30-11:45
Location	Room 6

Oral Presentation	Basic Research 1 – 05.01
Title	Supporting the introduction of treatment using cost analysis
Date/Time	Wed. Sept 6/ 15:00-15:15
Location	Room 5

Oral Presentation	Outcomes 2 - 07.04
Title	Functional restoration in burn injured patients after enzymatic escharlysis: Preliminary comparative study in surgical treatment
Date/Time	Wed. Sept 6/ 17:45-18:00
Location	Room 8

Oral Presentation	Basic Research 2 - 10.01
Title	NexoBrid potential in early debridement of Sulfur Mustard contaminated skin: A concept validation porcine study
Date/Time	Thurs. Sept 7/ 8:00-8:15
Location	Auditorium

Oral Presentation	Outcomes 3 - 11.03
Title	Late enzymatic debridement of severe burns – a monocentric study
Date/Time	Thurs. Sept 7/ 8:30-8:45
Location	Room 5

Oral Presentation	Surgery Acute 2 - 12.01
Title	Wound bed assessment after enzymatic debridement: to operate or not to operate?
Date/Time	Thurs. Sept 7/ 8:00-8:15
Location	Room 6

Oral Presentation	Surgery Acute 2 - 12.02
Title	Bromelain based enzymatic debridement versus traditional surgical debridement in the treatment of deep dermal facial burn injury
Date/Time	Thurs. Sept 7/ 8:15-8:30
Location	Room 6

Oral Presentation	Surgery Acute 2 - 12.03
Title	The experience of 98 enzymatic debridement in burn patients
Date/Time	Thurs. Sept 7/ 8:30-8:45
Location	Room 6

Oral Presentation	Wound Healing 2 - 15.02
Title	Enzymatic escharolysis with NexoBrid® on partial thickness burn wounds: pre- and post-debridement histological assessment
Date/Time	Thurs. Sept 7/ 13:45-14:00
Location	Room 6

Oral Presentation	Anesthesia and Critical Care 3 - 16.04
Title	Infraclavicular plexus block for upper extremity burn debridement using a bromelain- based debriding enzyme (NexoBrid®)
Date/Time	Fri. Sept 8/ 8:45-9:00
Location	Auditorium

Oral Presentation	Anesthesia and Critical Care 3 - 16.05
Title	Is General Anesthesia Necessary for NexoBrid Application? Our Experience
Date/Time	Fri. Sept 8/ 9:00-9:15
Location	Auditorium

Oral Presentation	Surgery Acute 3 - 18.01
Title	An early experience of burn treatment with the NexoBrid
Date/Time	Fri. Sept 8/ 8:00-8:15
Location	Room 6

Oral Presentation	Surgery Acute 3 - 18.02
Title	Cost analysis of enzymatic debridement of Burns in Spain
Date/Time	Fri. Sept 8/ 8:15-8:30
Location	Room 6

Oral Presentation	Surgery Acute 3 - 18.03
Title	Early experience in the use of NexoBrid in two Nordic Burn Centers
Date/Time	Fri. Sept 8/ 8:30-8:45
Location	Room 6

Oral Presentation	Surgery Acute 3 - 18.05
Title	The use of NexoBrid in larger burns (over 15%) within or outside the label
Date/Time	Fri. Sept 8/ 9:00-9:15
Location	Room 6

Oral Presentation	Wound Healing 3 - 20.06
Title	Challenging the 21-day golden rule for wound closure: Lessons learned from rapid enzymatic eschar removal in deep burns assessed by LDI
Date/Time	Fri. Sept 8/ 12:45-13:00
Location	Room 5

Oral Presentation	Outcomes 4 - 21.06
Title	The use of NexoBrid rapid enzymatic debridement in the 2015 Romanian burn mass casualty incident: Ground breaking experience
Date/Time	Fri. Sept 8/ 12:45-13:00
Location	Room 6

Oral Presentation	Outcomes 5 – 25.06
Title	Cost analysis of a novel enzymatic debriding agent for management of burn wounds
Date/Time	Sat. Sept 9/ 9:15-09:30
Location	Auditorium

Oral Presentation	Wound Healing 4 - 26.04
Title	Rapid enzymatic debridement of chronic wounds: Results of a multicenter phase II trial
Date/Time	Sat. Sept 9/ 8:45-9:00
Location	Room 5

Oral Presentation	Nursing 2 – 27.01
Title	Bromelain based enzymatic debridement with NexoBrid from the point of view of nursing
Date/Time	Sat. Sept 9/ 8:00-8:15
Location	Room 6

Oral Presentation	Wound Healing 5 – 30.06
Title	Does NexoBrid allow us to perform conservative treatment on clinically deep burns? A retrospective review.
Date/Time	Sat. Sept 9/ 12:45-13:00
Location	Room 5

About the European Burns Association Congress
The European Burns Association serves as a resource for burn care specialists by facilitating the communication and collaboration between them. The EBA hosts the Congress every other year with the aim to provide a forum for the exchange and exploration of new ideas, current outcomes and future perspectives.  This year's Congress focuses on burn care from every perspective: from the patient's journey to the interaction of all team members, with an emphasis on current evidence-based delivery of care, quality of care, and outcome measurement.

About NexoBrid
NexoBrid is an easy-to-use, topically-applied product that removes dead or damaged tissue, known as eschar, in approximately four hours without harming the surrounding healthy tissues.  NexoBrid received marketing authorization from the European Medicines Agency for the removal of eschar in adults with deep partial and full-thickness thermal burns, and is commercially available in Europe, Israel, and Argentina. Representing a new paradigm in burn care management, NexoBrid demonstrated in clinical studies, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier than other modalities, without harming viable tissues. The removal of eschar or "debridement" is a critical first step in the successful healing of severe burns as well as chronic and other hard-to-heal wounds. With the current standard of care, burn eschar is removed either with existing topical agents that have been found to be minimally effective or that take a significantly longer period of time to work, or by resorting to non-selective surgery, which is traumatic and may result in loss of blood and viable tissue necessitating further surgical treatments. The U.S. Phase 3 clinical trial and registration process for NexoBrid is being funded in whole or in part with federal funds under a contract with the Office of the Assistant Secretary for Preparedness and Response, Biomedical Advanced Research and Development Authority.

About MediWound Ltd.
MediWound is a fully-integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds, connective tissue disorders and other indications. MediWound's first innovative biopharmaceutical product, NexoBrid®, received marketing authorization from the European Medicines Agency as well as the Israeli and Argentinian Ministries of Health, for the removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns and was launched in Europe, Israel, and Argentina. NexoBrid® represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier, relative to the existing standard of care, without harming viable tissues.

MediWound's second innovative product candidate, EscharEx®, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds and is complementary to the large number of existing wound healing products, which require a clean wound bed in order to heal the wound. EscharEx® contains the same proteolytic enzyme technology as NexoBrid®, and benefits from existing development data on NexoBrid®. In January 2017, MediWound reported final results from the first cohort of its second phase 2 study evaluating EscharEx for the debridement of chronic and other hard-to-heal wounds in which EscharEx met its primary endpoint demonstrating higher incidence of complete debridement with statistical significance.  For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to the regulatory authorizations and launch dates. In some cases, you can identify forward-looking statements by terminology such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "potential," or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. In particular, you should consider the risks discussed under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2016 and information contained in other documents filed with or furnished to the Securities and Exchange Commission. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Sharon Malka
Chief Financial & Operation Officer
MediWound Ltd.
ir@mediwound.co.il

Bob Yedid
Managing Director
LifeSci Advisors
bob@lifesciadvisors.com